

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2021

Marc Stad
Chief Executive Officer
Dragoneer Growth Opportunities Corp.
One Letterman Drive
Building D, Suite M500
San Francisco, CA 94129

> **Re: Dragoneer Growth Opportunities Corp.**
> **Registration Statement on Form S-4**
> **Filed March 30, 2021**
> **File No. 333-254845**

Dear Mr. Stad:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to our prior letter refer to our letter dated March 18, 2021 unless otherwise noted.

Form S-4

Summary of Dragoneer Financial Analysis, page 147

1.   We note your response to prior comment 14 regarding the financial projections that were provided by CCC management. Please revise to describe the additional financial information that was provided by CCC management to your board and financial advisors that are not already disclosed.

Unaudited pro Forma Condensed Combined Financial Information, page 200

2.   Please revise to include references to your pro forma adjustments in your Unaudited Pro forma Combined Balance Sheets and Unaudited Pro Forma Combined Statement of

Operations. The adjustment notes should contain summaries or tables that allow for clear reconciliation to the adjustments noted in the columns. See Article 11-02(a)(8) of Regulation S-X. Pro forma adjustments generally should not be netted, unless the gross amounts can be clearly determined from the explanatory footnotes. Please note that we may have additional comments once you include the appropriate references. In addition, the amount presented in the pro forma no redemption column for additional paid-in-capital is not correct.

Note 3 Pro Forma Adjustments, page 205

3. Please revise to include a reconciliation of your pro forma cash and cash equivalents balance as of December 31, 2020. In this respect, include a table presenting how each of your pro forma adjustments affects your pro forma cash and cash equivalents.

4. Please clarify your disclosures that indicate an additional dividend, when approved by the CCC board of directors, will be financed by long-term debt. In this respect, clarify why you have included the plan to declare an additional dividend upon the consummation of the Business Combination in the pro forma condensed balance sheet. In addition, disclose the terms of the debt that is under consideration.

5. We note your disclosures that indicate the remaining transaction costs to be incurred by Dragoneer subsequent to December 31, 2020 of $15.9 million will be included in Dragoneer's pre-merger statement of operations, therefore are not included in New CCC's unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020. Please clarify why this adjustment is being included in the pro forma condensed balance sheet and not in the pro forma condensed statements of comprehensive income. See Article 11-02 (a)(6)(i)(B) of Regulation S-X. Pro forma condensed statements of comprehensive income depict the effect of the pro forma balance sheet adjustments assuming those adjustments were made as of the beginning of the fiscal year presented.

Note 4. Earnings (Loss) per Share, page 207

6. Common shares whose proceeds will be used for general corporate purposes should not be included as an adjustment in computing pro forma EPS. Please clarify why you believe that it is appropriate to include these common shares. You may present "additional" EPS data reflecting the issuance of all shares if you consider this information meaningful. If this additional EPS is shown on the face of the pro forma statement of comprehensive income, it should be labeled appropriately.

Results of Operations, page 254

7. We note your revised disclosures in response to prior comment 20. Please revise to quantify the increase in revenues during fiscal 2019 attributable to sales to new customers and existing customers.

CCC's Management's Discussion and Analysis of CCC's Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 259

8.   We note your response to prior comment 21 and believe the measure is tailored accounting as the presentation is inconsistent with GAAP. As these divested operations did not meet the criteria for being presented as *discontinued* operations pursuant to ASC 205-20, your non-GAAP measures appear to substitute individually *tailored* recognition and measurement methods for those of GAAP. Please revise to remove these measures. Refer to Question 100.04 of the Non-GAAP C&DIs. Similar concerns apply to your presentation of revenue excluding the impact of divested businesses throughout the filing.

Beneficial Ownership of Securities, page 290

9.   Please provide disclosure of the natural persons that have investment and/or voting power over the shares beneficially owned by affiliates of TCV Investor. Your revised footnote (9) does not provide this information and references general partners that are entities of its affiliated funds.

Audited Consolidated Financial Statements of Cypress Holdings, Inc.
Notes to Consolidated Financial Statements
Note 9. Goodwill and Intangible Assets, page F-38

10.   We note from your response to prior comment 28 that in connection with the 2017 Advent International acquisition of CCC, the customer relationships were valued using a multi-period excess earnings method and projected revenue growth rates pre-attrition ranged from 13% to 34% in 2018 and gradually decreased to a long-term growth rate of 3% by 2023. Please tell us your actual growth rates pre-attrition for each period presented and whether those actual results are consistent with your projected growth rates. In this respect, your disclosures on page 260 seem to imply that your adjusted revenue from existing customers is approximately 3% in fiscal 2020. Provide us with your evaluation of the customer relationship intangible assets as December 31, 2020 to determine whether events or circumstances warrant a revision to the remaining period of amortization. We refer you to ASC 350-30-35-9.

Note 22. Subsequent Events, page F-52

11.   We note your revised disclosures in response to prior comment 29. Please explain why the performance condition would not be satisfied upon consummation of the Business Combination. Clarify whether the achievement of the sponsor return defined in the original Equity Plan will be satisfied in connection with the Business Combination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas Holden, Esq.